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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: York Stockbrokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, Suite 1006
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean Bensadoun (516) 624-7397
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T, CPAs
(Name - if individual, state last, first, middle name)

250 W 57th Street, Ste 1632, New York, NY 10107
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jean Bensadoun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of York Stockbrokers, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

        None



Jean Bensadoun, President



Notary Public

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nasseu County
My Commission Expires 04-10-2021

This report contains (check all applicable boxes):

(x) (a) Facing page.

(x) (b) Statement of Financial Condition.

(x) (c) Statement of Income (Loss).

(x) (d). Statement of Cash Flows.

(x) (e) Statement of Changes in Stockholders' Equity.

( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).

(x) (g) Computation of Net Capital
           Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( ) (h) Computation for Determination of Reserve Requirements for Brokers and
           Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not
           applicable)

( ) (i) Information Relating to the Possession or Control Requirements
           for Brokers and Dealers Pursuant to Rule 15c3-3 under the
           Securities Exchange Act of 1934 (not applicable).

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net
           Capital Under Rule 15c3-1 and the Computation for Determination of the
           Reserve Requirements Under Rule 15c3-3 (not applicable).

( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements
           of Financial Condition With Respect to Methods of Consolidation (not
           applicable).

(x) (l) An Oath or Affirmation.

(x) (m) A Copy of the SIPC Supplemental Report.

( ) (n) A report describing any material inadequacies found to exist or found to have
           existed since the date of the previous audit.

(x) (o) Management's assertion letter regarding (k)(2)(i) exemption.

YORK STOCKBROKERS, INC

FINANCIAL STATEMENTS

June 30, 2017

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Year Ended June 30, 2017



VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
York Stockbrokers, Inc

We have audited the accompanying financial statements of York Stockbrokers, Inc, (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, NY
August 15, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

1

YORK STOCKBROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2017

Assets

Current

Cash and cash equivalents	$	246,554
Accounts receivable		501,181
Prepaid taxes		245
Total current assets		747,980
Fixed assets, (net of accumulated depreciation of $7,350)		8,442
Prepaid expense		7,155
Security deposits		3,000
Total assets	$	766,577

Liabilities

Accounts payable and accrued expenses	$	449,581
Total current liabilities		449,581

Stockholders' equity

Common stock, no par value; 1,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,612,831
Accumulated deficit	(1,296,835)
Total stockholders' equity	316,996
Total liabilities and stockholders' equity $	766,577

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2017

Revenue

Consulting income	$	1,850,215
Commission income		253,188
Other income		20
Total revenue		2,103,423

Expenses

Consulting fees	1,700,141
General and administrative	73,850
Professional fees	80,577
Salaries and related taxes	97,810
Regulatory fees	10,530
Depreciation and amortization	2,628
Insurance	2,429
Clearing and floor brokerage fees	6,290
Travel and entertainment	21,143
Corporate taxes	5,942
Total expenses	2,001,340

Net income	$	102,083

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balance, June 30, 2016	1,000	$ 1,000	$ 1,648,831	$ (1,398,918)	$ 250,913
Shareholder Distribution			(36,000)		(36,000)
Net income				102,083	102,083
Balance, June 30, 2017	1,000	$ 1,000	$ 1,612,831	$ (1,296,835)	$ 316,996

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2017

Cash flows from operating activities:

Net income	$	102,083
Adjustments to reconcile net income:		
Depreciation and amortization expense		2,628
Decrease (increase) in:		
Accounts receivable		(58,119)
Prepaid expense		(1,466)
(Decrease) increase in:		
Accounts payable and accrued expenses		91,590
Net cash provided by operating activities		136,716
Cash flows from financing activities		
Shareholder Distribution		(36,000)
Net cash used in financing activities		(36,000)
Net increase in cash		100,716
Cash and cash equivalents, beginning of year		145,838
Cash and cash equivalents, end of year	$	246,554

Supplemental disclosure:
Cash paid during the year for:

Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. YSI is a 100% owned subsidiary of International Assct Allocation Management, LLC. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of FINRA (formerly NASD). The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also buys and sells foreign currencies to settle trades at the request of clients and distributes private placements. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2017 consist of the following:

	2017
Computer equipment	$ 6,518
Furniture and fixtures	9,273
	15,791
Less: accumulated depreciation	(7,349)
	$ 8,442

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended June 30, 2017

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). As of June 30, 2017, the Company had no security positions.

Income Taxes

Income taxes are accounted for in accordance with the standard of "Accounting for Income Taxes". As required under this standard, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own, and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2017 the company had net capital of $266,985, which was $166,985 in excess of SEC required net capital of $100,000.

5. Commitments and Contingencies

The Company rents office space on a month-to-month basis. The lease may be terminated by the Company upon a three-month written notice. The monthly lease payment is $3,850.

Management represents that the Company does not have any legal liabilities or outstanding legal claims that are required to be accrued or disclosed.

6. Income Taxes

At June 30, 2017, the Company had federal net operating loss carry forwards for regular and alternative minimum taxes of $1,031,246 and $530,736, respectively. The Company also had a charitable contribution deduction carry forward of $9,781. The net operating loss deductions will expire in various years through June 30, 2036.

In accordance with US GAAP, the Company has adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). The Company has assessed its income tax positions and has recorded tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. No uncertainties exist that will materially affect management's evaluations at June 30, 2017. The tax years of fiscal 2014, 2015 and 2016 remain subject to examination by federal and state taxing authorities.

7. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

8. Subsequent Events

The Company has evaluated subsequent events through August 15, 2017, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2017

Stockholders' equity	$ 316,996
Less: non-allowable assets:	
Accounts receivable	31,169
Fixed assets, net	8,442
Security deposits	3,000
Prepaid expense	7,155
Prepaid taxes	245
Total non-allowable assets	50,011
Net capital before haircut on securities positions	266,985
Haircut	-
Net capital	266,985
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $100,000)	100,000
Capital in excess of minimum requirement	$ 166,985
Aggregate indebtedness	$ 449,581
Ratio of aggregate indebtedness to net capital	1.68 : 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's amended unaudited Form X-17A5, Part IIA filing as of June 30, 2017.

VB&T

Certified Public Accountants, PLLC

250 W57th Street Suite 1632 New York, NY 10107 T:1.212.448.0010 F:1.888.997.2262	**E-mail:** fvb@getcpa.com rtse@getcpa.com info@getcpa.com www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
York Stockbrokers, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) York Stockbrokers, Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that York Stockbrokers, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

New York, NY
August 15, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

10

YORK STOCKBROKERS, INC.

EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

JUNE 30, 2017

York Stockbrokers, Inc. is a broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

York Stockbrokers, Inc. operates pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Jean Bensadoun, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Jean Bensadoun, President



VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Board of Directors of
York Stockbrokers Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by York Stockbrokers Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating York Stockbrokers Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). York Stockbrokers Inc's management is responsible for the York Stockbrokers Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

New York, NY
August 15, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

Amended

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7B

(34-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52139   FINRA   JUN
YORK STOCKBROKERS INC
575 MADISON AVE STE 1006
NEW YORK NY 10022-8511

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ken George (603) 380-5435

2. A. General Assessment (item 2f from page 2) $ _____4,151_____
    4092

   B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) (_____)
      1/24/17   #2,514
      Date Paid *7/31/17   #1,578*

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____59_____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____59_____

   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ❑   Funds Wired ❑
      Total (must be same as F above) $ _____59_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

York Stockbrokers, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the *22nd* day of *August*, 20 *17*.

CFO/Finop
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
		Eliminate cents	

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ the sum of both periods — $ 1,009,341 | $ 1,094,082

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 0 | 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 3,750 | 2,540

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____ $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____ $_____

Enter the greater of line (i) or (ii)

Total deductions — 3750 | 2,540

2d. SIPC Net Operating Revenues — $ 1,005,591 | $ 1,091,542

2e. General Assessment at applicable rate for assessment period. — $ 2,514 @.0025 | $ 1,637 @.0015

2f. Total General Assessment add both columns. — $ 4,151

(to page 1, line 2.A.)

2